UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TIER TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
TIER TECHNOLOGIES, INC.
(Name of Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
88650Q100
(CUSIP Number of Class of Securities)

Alex P. Hart
President and Chief Executive Officer
Tier Technologies, Inc.
11130 Sunrise Valley Drive, Suite 300
Reston, Virginia 20191
(571) 382-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:

Michael J. Levitin
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue
Washington, DC 20006
(202) 663-6000

CALCULATION OF FILING FEE
Transaction Valuation* $10,000,000	Amount of Filing Fee** $713

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the offer to purchase for not more than $10,000,000 in aggregate of up to 1,724,137 shares of common stock of Tier Technologies, Inc.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2011, issued December 3, 2010, equals $71.30 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $713	Filing Party: Tier Technologies, Inc.

Form or Registration No.: Schedule TO-I (File No. 005-52757) Date Filed: December 17, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 ( “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (File No. 005-52757) filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2010 by Tier Technologies, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Original Schedule TO”) and is being filed in connection with the Company’s offer to purchase up to $10,000,000 in value of shares of its common stock, par value $0.01 per share, at a price not greater than $6.20 nor less than $5.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Original Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Original Schedule TO, which together, as each may be amended or supplemented from time to time, constitute the “Tender Offer.”

This Amendment No. 1 is being filed to amend and supplement the Original Schedule TO and the Offer to Purchase by incorporating by reference the Company’s current reports on Form 8-K (File No. 001-33475), filed with the SEC on January 4, 2011.  It is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Except as expressly amended and supplemented by this Amendment No. 1, neither the Original Schedule TO nor the Offer to Purchase shall be amended, supplemented or otherwise modified hereby.

Item 11. Additional Information.

Item 10 of the Offer to Purchase is hereby amended and supplemented by deleting the paragraph in Item 10 entitled “Incorporation by Reference” and replacing such paragraph with the following:

“Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Tender Offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents that have been previously filed with the SEC. These documents contain important information about us.

SEC Filing (File No. 000-23195)	Period or Date Filed
Annual Report on Form 10-K	Fiscal Year Ended September 30, 2010, filed November 22, 2010
Current Reports on Form 8-K	November 22, 2010, January 4, 2011 and January 4, 2011”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2011

TIER TECHNOLOGIES, INC.

	By:	/s/ Alex P. Hart
	Name:	Alex P. Hart
	Title:	Chief Executive Officer